UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                        CADUS PHARMACEUTICAL CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    127639102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No. 127639102

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   2,258,790

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                   2,258,790

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,258,790

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.2%

14       TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 127639102

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   1,599,942

         8        SHARED VOTING POWER
                   2,258,790

         9        SOLE DISPOSITIVE POWER
                   1,599,942

         10       SHARED DISPOSITIVE POWER
                   2,258,790

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,858,732

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   29.4%

14       TYPE OF REPORTING PERSON*
                   CO


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                                  SCHEDULE 13D

CUSIP No. 127639102

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   1,102,426

         8        SHARED VOTING POWER
                   3,858,732

         9        SOLE DISPOSITIVE POWER
                   1,102,426

         10       SHARED DISPOSITIVE POWER
                   3,858,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,961,158

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   37.8%

14       TYPE OF REPORTING PERSON*
                  IN

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         On February 27, 1997, High River Limited Partnership, Riverdale LLC and Carl C. Icahn, filed a Schedule 13G relating to the common shares, $.01 par value (the "Shares"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 767 Fifth Avenue, New York, New York 10153. This Schedule 13D relates to the Shares of the Issuer.


Item 2.  Identity and Background

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry")and High River Limited Partnership, a Delaware limited partnership ("High River") (Barberry and High River are collectively, the "Icahn Group")and Carl C. Icahn, a citizen of the United States of America (collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) Barberry and High River is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Barberry is the general partner of High River. Carl C. Icahn is the sole shareholder of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Group.

         Each of Barberry and High River is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

         None of Barberry, High River, Carl C. Icahn, nor any manager or executive officer of any of the Icahn Group, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future


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violations of, or prohibiting, or mandating activities subject to, Federal or
State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,599,942 Shares purchased by Barberry on April 23, 2002 was $1,759,936.20(including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry.


         Item 4.  Purpose of Transaction

         Registrants acquired the additional Shares because they believed that they were undervalued in comparison to the net assets of the Issuer. ___ With the purchase of the additional Shares Registrants' ability to control the Issuer is enhanced. Other than as discussed in this Form 13D, Registrants have no present plans or proposals which would have to be disclosed pursuant to Item 4. Registrants reserve the right to acquire additional Shares from time to time in the open market or otherwise and to dispose of Shares from time to time in the open market or otherwise. In addition, Registrants will consider possibilities which might lead to the Issuer acquiring an operating business, although there are no specific possibilities currently under discussion.


         Item 5.  Interest in Securities of the Issuer

         (a) As of the close of the business day on April 24, 2002, Registrants may be deemed to beneficially own, in the aggregate, 4,961,158 Shares, representing approximately 37.8% of the Issuer's outstanding Shares (based upon the 13,144,040 Shares stated to be outstanding as of March 15, 2002 by the Issuer in the Issuer's Form 10-K filing, filed with the Securities and Exchange Commission on March 29, 2002).

         (b) Each of Barberry and High River has sole voting power and sole dispositive power with regard to 1,599,942 and 2,258,790 Shares, respectively. Barberry has shared voting power and shared dispositive power with respect to the 2,258,790 Shares held by High River. Carl C. Icahn has sole voting power and sole dispositive power with regard to 1,102,426 Shares and shared voting power and shared dispositive power with regard to 3,858,732 Shares held by Barberry and High River.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares


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which High River directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Barberry disclaims beneficial ownership of the Shares held by High River for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares held by High River and Barberry for all other purposes.

         (c) Barberry purchased 1,599,942 Shares on April 23, 2002 from Physica B.V., a Netherlands corporation, pursuant to a Stock Purchase Agreement of the same date.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002


BARBERRY CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/Carl C. Icahn
CARL C. ICAHN


              [Signature Page of Schedule 13D with respect to Cadus
                           Pharmaceutical Corporation]
                                       -8-

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of CADUS PHARMACEUTICAL CORPORATION, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of April, 2002.



BARBERRY CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/Carl C. Icahn
CARL C. ICAHN


            [Joint Filing Agreement for Schedule 13D with respect to
                        Cadus Pharmaceutical Corporation]

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